February 23, 2007
Via Facsimile and EDGAR
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 3561
Washington, D.C. 20549
Attn: Mr. William Choi, Accounting Branch Chief

Re:	Belk, Inc. Form 10-K for the Year Ended January 28, 2006 Filed April 13, 2006 File No.: 0-26207
Dear Mr. Choi:
This letter is written in response to your letter dated January 17, 2007. The format of our response follows the format of that letter. We have included the text of your letter preceding each of our responses.
Form 10-K for the Fiscal Year Ended January 28, 2006
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 17
1.	We have reviewed your response to comment two in our letter dated November 1, 2006. Although we agree that presenting percentage changes for certain measures can provide meaningful information to the reader, we believe that the presentation of changes in dollars supplements percentage changes and assists in satisfying the three principal objectives of management’s discussion and analysis of financial condition and results of operations as noted in SEC Release No. 33-8350 which are:
•	to provide a narrative explanation of a company’s financial statements that enables investors to see the company through the eyes of management;

•	to enhance the overall financial disclosure and provide the context within which financial information should be analyzed; and

•	to provide information about the quality of, and potential variability of, a company’s earnings and cash flow, so that investors can ascertain the likelihood that past performance is indicative of future performance.
We believe that the presentation of changes in dollars is consistent with the above objectives, can be achieved without disclosing sensitive information, and can only enhance the clarity of your disclosures. For example, while we expect that most selling costs track closely with changes in sales, we assume that general and administrative costs, such as corporate office overhead, are effectively fixed within certain ranges of sales volume. Therefore, we believe it to be meaningful to discuss the nature and amount of the dollar changes in such costs, if material, and the specific factors driving those changes. As previously requested, please also provide an analysis of the underlying reasons for each significant change you identify. For example, please discuss the factors that attributed to an increase or decrease in comparable store sales.

Response: In accordance with the staff’s comments, we will discuss the nature and amount of the dollar changes in costs that do not track closely with changes in sales, if material, and the specific factors driving those changes. We also confirm that we will provide an analysis of the underlying reasons for each significant change we identify.
Consolidated Statement of Changes in Stockholders’ Equity and Comprehensive Income, page 32
2.	We note your response to comment eight in our letter dated November 1, 2006. Please provide us with a reconciliation of stock compensation granted and common stock issued to the stock-based compensation disclosures in Note 20 for each year presented.

Response: The following schedule reconciles the stock compensation, net and common stock issued to the stock-based compensation expense disclosure in Note 20 (dollars in thousands):
Stock Compensation, net

	FY06	FY05	FY04
Expense (before tax benefit) per footnote 20	$4,947	$5,628	$5,364
Common stock issued	(4,598)	(4,566)	(3,303)

Total per Consolidated Statement of Changes in Stockholders’ Equity	$349	$1,062	$2,061

Common Stock Issued

	FY06	FY05	FY04
Common stock issued under stock-based compensation plans	$4,598	$4,566	$3,303
Excess tax benefits for stock issued under stock-based compensation plans	1,411	183	—
Tax withholding on stock-based compensation plans	(2,714)	(1,379)	(979)
Other stock activity	207	173	1,585

Total per Consolidated Statement of Changes in Stockholders’ Equity	$3,502	$3,543	$3,909

Note (1) Summary of Significant Accounting Policies
3.	We note your response to comment nine in our letter dated November 1, 2006 and the disclosure on page 14 of Form 10-Q for the quarter ended October 28, 2006 regarding the impact of unvested stock-based compensation awards on your earnings per share computations. Please tell us how you treat contingently issuable shares in your diluted earnings per share computations. Please refer to paragraphs 30 to 35 of SFAS 128. Please also tell us how you compute the average market prices of your common stock in applying the treasury stock method.

Response: Shares that are contingently-issuable under Belk’s 2000 Incentive Stock Plan (“the Plan”) are included in the calculation of diluted EPS, as required by SFAS 128, paragraphs 30 and 31. The conditions for stock issuances generally relate to performance and service goals under the Plan. Contingently-issuable shares under the Plan represent nonvested stock grants to employees and, accordingly, we use the treasury stock method as proscribed by SFAS 128, paragraphs 17 and 21. In order to determine whether the contingently-issuable shares are dilutive, we compare the number of shares that would be issued at current projected performance levels with the number of shares assumed to be repurchased under the treasury stock method. The assumed proceeds in our calculation include the amounts in paragraph 21 (b) and (c), as Belk employees are not required to pay cash upon exercise. For fiscal year 2006 and the three and nine months ended October 28, 2006, the result of the application of the treasury stock method yielded a negative number of incremental shares, therefore there was no dilutive effect of the contingently-issuable shares.

SFAS 128, paragraph 17(b) calls for the use of “the average market price during the period.” Our calculation of average market price is the average of the third-party assessed value of Belk’s stock at the beginning of the period and the most current available valuation at the end of the period.

Revenues, page 34
4.	We have reviewed your response to comment 10 in our letter dated November 1, 2006. It appears that the change in your accounting estimate for breakage was effected by a change in accounting principle. Please tell us why your change in estimate is preferable. Also, as previously requested, please provide us with a summary of your historical gift card redemption pattern that supports your breakage estimate and the calculation of your gift card breakage rate. The summary should include the dollar amount of gift cards sold for each quarter included in the historical periods used to determine your breakage rate and the redemptions, in dollars and percentage of total, for each subsequent quarterly period. In addition, please tell us the process you follow in revising your breakage estimates. Finally, in future filings please disclose the amount of breakage recognized for each year presented in the notes to your financial statements and the effect of changes in breakage and related estimates on revenues and cost of goods sold as a percentage of revenues in management’s discussion and analysis of financial condition and results of operations.

Response: We do not believe that our change in estimated gift card breakage is a change in accounting principle. The current gift card program did not begin until October 2001 when we discontinued dormancy charges. We initially elected to defer any breakage revenue until the gift cards were two years old because we did not have sufficient breakage history to develop an accurate estimate of the breakage rates. In fiscal year 2006, we determined that adequate historical information was available to develop a reasonable breakage estimate. In accordance with APB 20, paragraph 11, such a change is considered a change in estimate. In addition, prior to fiscal year 2006 the breakage revenue was not material. For both of these reasons, we believe that our change in estimated gift card breakage is a change in accounting estimate.

The following is the summary of our life-to-date gift card redemptions used to compute the gift card breakage revenue. Each quarter, the life-to-date gift card breakage is computed based on the redemption percentages below applied to estimated breakage by month.
Historical Gift Card Redemptions
(dollars in thousands)

			Life to Date
		Gift Card		Percentage
Month	Year	Issuances	Residual	Redeemed
OCTOBER	2001	2,785	62	97.79%
NOVEMBER	2001	3,808	81	97.88%
DECEMBER	2001	22,134	536	97.58%

JANUARY	2002	3,820	107	97.19%
FEBRUARY	2002	2,784	64	97.69%
MARCH	2002	3,353	63	98.12%
APRIL	2002	2,950	71	97.59%
MAY	2002	5,059	142	97.20%
JUNE	2002	4,316	88	97.95%
JULY	2002	3,185	76	97.60%
AUGUST	2002	3,143	85	97.29%
SEPTEMBER	2002	3,676	70	98.10%
OCTOBER	2002	3,045	79	97.42%
NOVEMBER	2002	3,811	97	97.47%
DECEMBER	2002	23,580	615	97.39%
JANUARY	2003	4,050	133	96.71%
FEBRUARY	2003	2,992	73	97.57%
MARCH	2003	3,594	74	97.93%
APRIL	2003	3,121	81	97.42%
MAY	2003	5,277	163	96.91%
JUNE	2003	4,450	101	97.73%
JULY	2003	3,116	122	96.07%
AUGUST	2003	3,070	90	97.07%
SEPTEMBER	2003	3,707	83	97.75%
OCTOBER	2003	2,931	89	96.97%
NOVEMBER	2003	3,721	104	97.20%
DECEMBER	2003	23,674	712	96.99%
JANUARY	2004	4,039	168	95.85%
FEBRUARY	2004	3,381	98	97.09%
MARCH	2004	3,988	93	97.67%
APRIL	2004	3,525	103	97.07%
MAY	2004	6,244	211	96.61%
JUNE	2004	4,966	123	97.51%
JULY	2004	3,595	107	97.04%
AUGUST	2004	3,668	111	96.98%
SEPTEMBER	2004	4,391	115	97.39%
OCTOBER	2004	3,527	118	96.65%
NOVEMBER	2004	4,500	161	96.41%
DECEMBER	2004	30,676	1,075	96.50%
JANUARY	2005	5,252	219	95.84%
FEBRUARY	2005	3,979	134	96.63%
MARCH	2005	4,412	136	96.93%
APRIL	2005	3,862	159	95.88%
MAY	2005	6,866	306	95.54%
JUNE	2005	5,461	217	96.03%
JULY	2005	3,931	209	94.68%
AUGUST	2005	3,997	1,413	64.66%
SEPTEMBER	2005	5,859	262	95.53%
OCTOBER	2005	4,624	287	93.80%
NOVEMBER	2005	5,281	424	91.97%
DECEMBER	2005	34,644	3,141	90.93%
JANUARY	2006	6,866	608	91.15%
FEBRUARY	2006	4,695	407	91.32%

MARCH	2006	5,185	430	91.71%
APRIL	2006	4,334	522	87.95%
MAY	2006	7,802	1,184	84.82%
JUNE	2006	6,330	887	85.99%
JULY	2006	4,514	904	79.97%
AUGUST	2006	4,406	1,178	73.26%
SEPTEMBER	2006	5,223	1,602	69.32%
OCTOBER	2006	4,151	2,660	35.93%
Breakage estimates are based on life-to-date total presentments as a percentage of issuances. These amounts were included in our initial response on December 22, 2006. These percentages along with the volume and trends in ongoing presentments are evaluated quarterly to determine the ultimate projected presentments.

In future filings, we will disclose the amount of breakage recognized and the effect of changes in breakage to the extent they are material. Please note however that such amounts and effects have not historically been material and are not currently projected to become material.

5.	We have reviewed your response to comment 12 in our letter dated November 1, 2006. Please note that enterprise-wide disclosures required by SFAS 131 are appropriate for all enterprises including those that have a single reportable segment if the enterprise offers a range of products and services. It appears that you offer a range of products based on the disclosures in the description of your business. Please provide the information about products and services required by paragraph 37 of SFAS 131 based on the financial information used to produce your general purpose financial statements. If it is impracticable to do so, please tell us why and disclose that fact. Please also revise management’s discussion and analysis of financial position and results of operations to discuss significant changes and trends in revenues from product and service categories to the extent that such changes and trends would be material to investors.

Response: In future filings, we will disclose net revenues by merchandise category as a percent of total revenues. We note that this is the form of disclosure most commonly used in the retail industry. We will also address changes and trends in revenues by merchandise category in the management’s discussion and analysis to the extent such changes and trends are material to investors.
Advertising, page 34
6.	We considered your response to comment 13 in our letter dated November 1, 2006. However, the total amount charged to advertising expense for each year presented should be disclosed pursuant to paragraph 49.c. of SOP 93-7. Please tell us your basis for omitting disclosures required by GAAP. In that regard, it appears that advertising costs are material to your operating results and that the disclosure of cooperative advertising allowances offset against total amounts charged to advertising expense is required to meet the disclosure objectives of SOP 93-7.

Response: We agree that SOP 93-7 requires the disclosure of total advertising costs. However, in accordance with EITF 02-16, paragraph 6, cash consideration received from our vendors as reimbursement for advertising their products is recognized as a reduction to advertising cost. Therefore, we believe that our total advertising expense is equal to the advertising expenditures net of the amount paid for by our vendors.

It should also be noted that our vendors generally have very specific approval authority over the advertising that they fund and that a significant portion of the advertising paid for by our vendors would not be run if the vendors were not paying for the cost of the advertising.
Goodwill, page 35
7.	We have reviewed your response to comment 15 in our letter dated November 1, 2006. Please tell us why your four regional operating divisions are not considered operating segments as defined in SFAS 131 and reporting units as defined in paragraph 30 of SFAS 142.

Response: In assessing whether our regional operating divisions are operating segments as defined in SFAS 131 and reporting units as defined in SFAS 142, it is helpful to understand the business purpose for these divisions. The regional operating divisions are used to segregate the chain into manageable subsets for the purpose of executing centralized initiatives at the individual stores. Their primary activities relate to managing the personnel in the stores and maintaining the physical store facilities. Stores are divided into these divisions primarily based on their geographical location and are regularly moved between divisions in order to balance the work load between divisions. We made significant store realignments for this purpose at the end of both fiscal years 2006 and 2007.

All of our stores are operated based on centrally managed business plans. Our chief decision makers do not review divisional results in order to determine how resources are allocated. Merchandise selection, quantities, store displays and promotional materials are determined centrally based on store size, individual store demographics and competition. Our merchandise pricing is standardized across the entire chain. Based on the above factors, we believe that our regional operating divisions do not represent operating segments.

SFAS 142, paragraph 30 requires that separate components of operating segments are to be aggregated and deemed a single reporting unit if the components have similar economic characteristics. We have concluded that our regional operating divisions have similar economic characteristics as outlined above and, therefore, the divisions are aggregated into one reporting unit.
Derivative Financial Instruments, page 37
8.	We have reviewed your response to comment 16 in our letter dated November 1, 2006. Please clarify why your statement of changes in stockholders’ equity does not reflect a reclassification adjustment for the amount realized in income as a result of the de-designation of your interest rate swaps during fiscal year 2006. Please see paragraphs 18 through 20 of SFAS 130 and paragraph 47 of SFAS 133. Also, in future filings please disclose material items and their amounts included in gains on sale of property, equipment and investments.

Response: Our de-designation of interest rate swaps in fiscal 2006 resulted in amounts previously captured in other comprehensive income and deferred taxes being taken into earnings. The impact of the de-designation was aggregated with other designated interest rate swap activity during the period and included in the fiscal year 2006 consolidated statement of changes in stockholders’ equity and comprehensive income as “unrealized gain on interest rate swaps.” The de-designation resulted in $1.3 million being reclassified out of other comprehensive income.

Separate disclosure of the reclassification adjustment was not deemed necessary because the amounts are not material. In future filings, we will disclose material items and their amounts included in gains on sale of property, equipment and investments.
Note (7) Lease Accounting, page 41
9.	We have reviewed your response to comment 20 in our letter dated November 1, 2006. As previously requested, please provide us with your qualitative and quantitative assessment of materiality for the quarterly periods of fiscal years 2005 and 2004 that supports your conclusion that the lease error adjustments are not material to your historical quarterly financial statements. In your response, please provide a table showing the previously reported and “as adjusted” amounts.

Response: In accordance with APB 28, paragraph 29, we evaluated the impact on interim reporting of correcting the error based on its relationship to income for the full fiscal year. As discussed in our initial response, the impact on the annual results was not material. We consulted with KPMG’s National Office on our conclusions prior to filing the financial statements and they concurred with our conclusions.

The following table summarizes the quantitative impact on the annual and quarterly periods (dollars in thousands):

ANNUAL ASSESSMENT	2005	2004	2003
Pre-tax income as reported	$194,276	$170,647	$133,817
Pre-tax income as adjusted for reporting as prior period adjustments	202,881	167,864	132,900
Impact of not restating prior periods in dollars	8,605	2,783	917
Impact of not restating prior periods as a percentage of reported pre-tax income	4.4%	1.6%	0.7%

2005 QUARTERLY ASSESSMENT	Q4	Q3	Q2	Q1
Pre-tax income as reported	$114,370	$18,497	$23,483	$37,926
Pre-tax income as adjusted for reporting as prior period adjustments	124,470	17,999	22,985	37,428
Impact of not restating prior periods in dollars	10,100	498	498	498
Impact of not restating prior periods as a percentage of reported pre-tax income	8.8%	2.7%	2.1%	1.3%

2004 QUARTERLY ASSESSMENT	Q4	Q3	Q2	Q1
Pre-tax income as reported	$106,094	$27,984	$14,138	$22,431
Pre-tax income as adjusted for reporting as prior period adjustments	105,398	27,288	13,442	21,735
Impact of not restating prior periods in dollars	696	696	696	696
Impact of not restating prior periods as a percentage of reported pre-tax income	0.7%	2.5%	4.9%	3.1%
We note that the fourth quarter impact for fiscal year 2005 was computed. The quarterly impact for the other periods presented is estimated based on the total annual impact.

Our qualitative assessment as provided in our initial response applies to both the annual and interim reporting. Qualitatively the adjustment was determined by us to be immaterial due to the following factors: 1) the adjustment was a non-cash adjustment that did not have any effect on our positive cash flow from operations, 2) the adjustment did not cause us, for any fiscal year or quarterly period to change from reporting income to reporting a loss, 3) the adjustment being only 4.4% of pre-tax income for the fiscal year 2005 did not mask a material change in earnings or the trend of earnings, 4) the adjustment did not cause us to violate any of our loan covenants, and 5) management did not improperly receive any amount of bonus compensation due to not recording the adjustment for fiscal year 2005.

Note (20) Stock-Based Compensation, page 53
10.	We have reviewed your response to comment 24 in our letter dated November 1, 2006. As previously requested, please tell us how stock-based compensation expense is classified in your statement of cash flows. Please also explain to us why stock-based compensation expense is not reflected as a non-cash charge in your reconciliation of net income to cash flows provided by operating activities. In addition, it appears that cash retained as a result of the tax deductibility of increases in the value of the stock grants that are not included in operating expenses are properly reflected as a cash outflow from operating activities and a cash inflow from financing activities as opposed to an increase in cash provided by operating activities and a use of cash from financing activities as indicated in your response. Please confirm or advise. Finally, tell us the line item in cash flows from operating activities that includes the excess tax benefits.

Response: We classify Stock-based compensation expense as a non-cash component of net income, which is included in the operating activities section of the statement of cash flows, and is also included as a cash inflow on the “accounts payable and accrued expense” line item in the operating activities section of the statement of cash flows. We confirm that cash retained as a result of the tax deductibility of increases in the value of the stock grants (excess tax benefits) that are not included in operating expenses are reflected as a cash outflow from operating activities on the “deferred compensation and other liabilities” line and a cash inflow from financing activities.
Form 10-Q for the Fiscal Quarter Ended October 28, 2006
11.	Please address the comments above in your Forms 10-Q as applicable.

Response: We will address the above comments in future filings.
Notes to Consolidated Financial Statements, page 8
12.	We note that you realized a gain on the sale of your interest in a partnership during the nine months ended October 28, 2006. Please tell us the name and your percentage ownership in the partnership, the classification of the investment in your balance sheet, the method you used to account for the investment and the carrying amount of the investment as of the date of sale. Please also tell us whether you have any other investments in non-marketable equity securities. If so, please tell us the name, carrying amount and percentage ownership in each investee and your accounting policies with respect to the investments.

Response: We are providing the following requested information on our non-marketable investments.

Realized FY07 Partnership Gain (March 31, 2006):

Name:	CK — Belk Charleston, LLC
Belk Ownership:	40%

Balance Sheet Classification:	Other non-current assets
Accounting Method:	Equity method
Carrying Amt as of Sale Date:	$1,290,701
Other Non-Marketable Investments (as of October 28, 2006):

Name:	High Point Development Limited PS
Belk Ownership:	25%
Balance Sheet Classification:	Other non-current assets
Accounting Method:	Equity method
Carrying Amt as of 10/28/06:	$1,415,212
Belk also holds 29 other non-marketable securities, primarily community development corporations, small business venture funds, etc. that were purchased by predecessor companies in an effort to establish community relations. The total recorded amount for these investments was $251,878 at October 28, 2006. These investments are included in other non-current assets on the cost basis, except for one limited partnership investment for $54,587 that is recorded on the equity basis.
Note (5) Acquisitions, page 11
13.	Regarding your acquisition of Parisian, please tell us why you have not filed the financial statements and pro forma information required by Item 9.01 of Form 8-K. In doing so, please provide to us your significance tests pursuant to Rule 210.1-02(w) of Regulation S-X.

Response: We concluded that the financial statements and pro forma information under Item 9.01 of Form 8-K was not required as the significance tests under Rule 210.1-02(w) did not exceed 20%. The computations are as follows (dollars in millions):

1) Investment as a percentage of our total assets:

Investment	$314
Belk total assets	$2,441
Percentage	13%

2) Acquired assets as a percentage of our total assets:

Acquired assets	$402
Belk total assets	$2,441
Percentage	16%

3) Income (loss) as a percentage of our income:

Loss from continuing operations before goodwill impairment and income taxes	$1
Belk’s income from continuing operations before income taxes and cumulative effect of change in accounting	$214
Percentage	0.5%

In connection with responding to the staff’s comments, we acknowledge that:
•	we are responsible for the adequacy and accuracy of the disclosure in our filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact the undersigned at (704) 426-8250 or David Palmer at (704) 426-8527 with any questions concerning our responses to the staff’s comments.
Sincerely,
/s/ Brian T. Marley
Brian T. Marley
Executive Vice President, Finance